Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-171634

November 15, 2012

PERPETUAL NON-CUMULATIVE PREFERRED STOCK, SERIES A

Pricing Term Sheet

Issuer:	Taylor Capital Group, Inc.

Securities Offered:	Perpetual Non-Cumulative Preferred Stock, Series A

Expected Security Ratings:	Not Rated

Public Offering Price:	$25.00 per Preferred Share

Number of Preferred Shares:	4,000,000 Preferred Shares

Pricing Date:	November 15, 2012

Liquidation Preference:	$25.00 per Preferred Share

Term:	Perpetual

Dividend Rate (Non-Cumulative):	8.00%

Dividend Payment Dates:

Quarterly in arrears on February 15, May 15, August 15 and November 15. Holders of Preferred Shares that are record holders on the record date for such dividend payment date will be entitled to any declared dividends payable on such date.

First Dividend Payment Date:	February 15, 2013

Day Count:	30/360

Trade Date:	November 15, 2012

Settlement Date:	November 20, 2012 (T+3)

Optional Redemption:

In whole or in part, from time to time, on any dividend payment date on or after February 15, 2018, or prior to February 15, 2018, in whole but not in part, upon the occurrence of certain regulatory capital treatment events, in each case at a redemption price of $25 per share plus any declared and unpaid dividends.

The holders of the Preferred Stock will not have the right to require redemption.

Listing:

Application has been made to list the Preferred Shares on the NASDAQ Global Select Market under the symbol “TAYCO.” If the application is approved, trading of the Preferred Shares on NASDAQ is expected to commence within a 30-day period after the original issuance date of the Preferred Stock.

Underwriting Discounts and Commissions:	$0.7875

Proceeds to Issuer (before offering expenses):	$96,850,000.00

CUSIP / ISIN:	876851882 / US8768518826

Sole Book-Running Manager:	Sandler O’Neill + Partners, L.P.

Co-Managers:	Stifel, Nicolaus & Company, Incorporated, Janney Montgomery Scott LLC and Boenning & Scattergood, Inc.

The issuer has filed a registration statement (including a prospectus and related prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus supplement and prospectus for this offering in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by EDGAR at the SEC web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by contacting Sandler O’Neill + Partners, L.P. at 1251 Avenue of the Americas, 6th Floor, New York, NY 10020, by calling toll-free (866) 805-4128 or by emailing syndicate@sandleroneill.com.

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